SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549











                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

                    UNDER THE INVESTMENT COMPANY ACT OF 1940





               CREDIT SUISSE INSTITUTIONAL MONEY MARKET FUND, INC.
               ---------------------------------------------------

                            Exact Name of Registrant


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                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York as of the 2nd day of October, 2001.

     Signature:        CREDIT SUISSE INSTITUTIONAL MONEY MARKET FUND, INC.
                        (Name of Registrant)

                       By:  /s/Hal Liebes
                            ------------------------------------
                            Name:   Hal Liebes
                            Title:  Vice President and Secretary



Attest:  /s/Kimiko T. Fields
         ---------------------------
         Name:  Kimiko T. Fields
         Title:  Assistant Secretary


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